EXHIBIT 99.3

Press Release dated February 20, 2003

Sprint Canada Secures a three-year agreement with Air Canada

Sprint Canada Secures a three-year agreement with Air Canada
To provide Air Canada’s entire North America-wide long distance, and toll free service en Français

(TORONTO, Ontario), February 20, 2003 — Sprint Canada Inc., a national provider of residential and business telecommunications services and a wholly-owned subsidiary of Call-Net Enterprises Inc., (TSX: FON, FON.B) today announced that it has entered into a three-year agreement to provide long distance, toll free service and advanced billing management services to Air Canada. Time iCR, a strategic partner of Sprint Canada, will provide an enhanced voice recognition solution.

Sprint Canada will provide Air Canada with a comprehensive suite of long distance and toll free services over its high capacity fully digital fibre network. The network will link the airline’s eight call centres across North America and features release line trunking functionality that distributes traffic between call centres, to improve efficiency while achieving significant savings. Air Canada will be able to scale infrastructure requirements and costs, as well as to quickly introduce new customer service enhancing capabilities.

“Sprint Canada demonstrated the best understanding of the dual challenge of delivering exemplary customer service and providing cost efficient solutions for call centre management,” said Alice Keung, chief information officer, Air Canada. “Their comprehensive solution includes a seamless North American network through their relationships with Sprint Corporation, a customer friendly voice recognition system and a reliable secure network. The company’s billing analysis system will provide us with the necessary strategic business information to help us reduce costs significantly, while improving efficiency.”

Time iCR will provide enhanced voice recognition software that will speed service to the customer and eliminate the frustration of the traditional voice mail system. As part of its toll free service offer, Sprint Canada will provide Air Canada branded phone cards for their employees.

“We’re delighted that Air Canada has selected our company as its telecommunications’ provider,” said Greg McCamus, president, Enterprise Communication Services, Sprint Canada. “Helping Canada’s businesses improve their customer relationships by optimizing call centre technology and providing cost efficient solutions, is a key differentiator for Sprint Canada. Our relationship with solution providers like Time iCR allows us to provide comprehensive voice, data and network solutions to businesses of all sizes.”

The long distance and toll free services will be supported by Sprint Canada’s industry leading customer service and its unique billing system — Near Real Time Bill Analysis SoftwareTM (NRT BASTM). Utilizing the NRT BAS software, Air Canada will be able to monitor how well its customers are being served with real time data. The data can be used to optimize operations and is provided through a secure Web interface thus eliminating the need to invest in specialized software and databases. NRT BAS features online reporting, tracking and issue resolution, which greatly improves the capacity to manage telecommunications services within an organization.

Air Canada joins a growing list of Canada’s leading businesses that have recently selected Sprint Canada as their telecommunications provider.

Air Canada
Air Canada together with its regional airline subsidiary, Air Canada Jazz, provides scheduled and charter air transportation for passengers and cargo to more than 150 destinations, vacation packages to over 90 destinations around the world, as well as maintenance, ground handling and training services to other airlines.

About Sprint Canada Inc.
Sprint Canada is a wholly owned subsidiary of Call-Net Enterprises Inc. a leading Canadian integrated communications solutions provider of local and long distance voice services as well as data, networking solutions and online services. Sprint Canada and Call-Net Enterprises are headquartered in Toronto, owns and operate an extensive national fibre network and have over 131 co-locations in nine Canadian metropolitan markets. For more information, visit the Company’s web sites at www.callnet.ca and www.sprint.ca.

Note for Investors:
This news release may include statements about expected future events and/or financial results that are forward-looking in nature and subject to risks and uncertainties. For those statements, we claim the protection of the safe harbour for forward-looking statements provisions contained in the Private Securities Litigation Reform Act of 1995. The company cautions that actual performance will be affected by a number of factors, many of which are beyond its control. Future events and results may vary substantially from what the company currently foresees. Discussion of the various factors that may affect future results is contained in the company’s recent filings with the Securities and Exchange Commission, the Ontario Securities Commission and SEDAR.

Media contact:
Karen O’Leary
Corporate Communications
(416) 718-6445
koleary.sprint-canada.com

Investor Relations contact:
John Laurie
Investor Relations
(416) 718-6245
john.laurie@sprint-canada.com